

Mail Stop 3561

October 15, 2009

Richard G. Hunter, Ph.D.
President
Food Technology Service, Inc.
502 Prairie Mine Road
Mulberry, Florida 33860

Re: **Food Technology Service, Inc.**
        Item 4.01 Form 8-K
        Filed October 13, 2009
        File No. 0-19047

Dear Dr. Hunter:

        We have reviewed your filing and response letter filed August 6, 2009 and have the following comments. We think you should revise your document in response to our comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Item 4.01 Form 8-K Filed October 13, 2009

1.   We note that this amendment was not marked with the letter "A" to designate the document as an amendment or numbered sequentially. Please file an amendment so marked, numbered sequentially and setting forth the complete text of Item 4.01 as amended. Refer to Rule 12b-15 of the Securities Exchange Act of 1934. In this regard, we note that you did not provide the disclosures regarding the engagement of a new accountant included in Form 8-K filed October 6, 2009.

2.   As previously requested, please disclose whether the decision to engage a new accountant was recommended or approved by any audit or similar committee of the board of directors, or the board of directors if there is no such committee. Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

3.   As previously requested, please provide a statement to us, in writing, acknowledging that:

        • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As appropriate, please amend your filing and respond to our comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response.

You may contact me at (202) 551-3322 or Bill Thompson, Accounting Branch Chief at (202) 551-3344 if you have any questions regarding these comments.

Sincerely,

Ta Tanisha Meadows
Staff Accountant